Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

December 13, 2012

Fresenius Medical Care Announces Update on Dialysate Concentrate Products

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, announced today that on December 12, 2012, a group of plaintiffs’ counsel filed a petition to form a federal multidistrict litigation in the United States District Court for the District of Massachusetts and thereby consolidate wrongful death lawsuits against the company’s North American subsidiary Fresenius Medical Care Holdings, Inc. and subsidiaries (FMCNA). The complaints to be consolidated allege generally that inadequate labeling and warnings for FMCNA’s dialysate concentrate products NaturaLyte® and GranuFlo® caused harm to patients. The company believes that these lawsuits are without merit, and intends to defend them vigorously.

Ben Lipps, chief executive officer of Fresenius Medical Care, commented: “We have commented many times on our pride in our global team’s commitment to quality. One has to understand the nature of the medical status that influences the acid/base balance in dialysis patients. The company’s actions related to these products were appropriate and responsible. Both products are safe and effective and were reviewed and cleared by the Food and Drug Administration several years ago. I am confident of our position on this medical issue”.

On December 7, 2012, FMCNA received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a range of documents relating to products manufactured by FMCNA. FMCNA intends to cooperate fully in this matter.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,135 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 256,521 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.